06017946

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING
RECEIVED
OCT 23 2006
WASH. D.C. 186 SECTION

October 12, 2006

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
NOV 02 2006
THOMSON
FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

Interim Report January-September 2006

Important events in the third quarter

- Investor's net asset value increased by SEK 9 bn. during the third quarter.
- LogicaCMG (U.K.) made a public offer to acquire the total shares outstanding in WM-data. Investor accepted the offer. On October 10, LogicaCMG declared the offer unconditional.
- MAN (Germany) made a public bid for the total shares outstanding in Scania. The offer was rejected by Investor.

Financial information

- The net asset value amounted to SEK 149,176 m. (SEK 195 per share) on September 30, 2006, as against SEK 134,180 m. (SEK 175 per share) at year-end 2005.
- Consolidated net income (including unrealized changes in value) totaled SEK 17,909 m. (SEK 23.34 per share) in the period, compared with SEK 31,561 m. in the corresponding period of 2005 (SEK 41.12 per share).
- Core Investments had an impact of SEK 19,662 m. on net income in the period (28,292). SEB, AstraZeneca and Scania had the greatest impact with SEK 4,767 m., SEK 4,056 m. and SEK 3,999 m., respectively. Ericsson had an impact of SEK -1,186 m.
- Private Equity Investments had an effect of SEK -256 m. on net income in the first nine months of 2006 (4,432).
- The total return on Investor shares was 12 percent in the first nine months of 2006 (46). The total return was 30 percent in the past 12-month period.

INVESTOR'S KEY FIGURES

	9/30 2006	12/31 2005	9/30 2005
Assets, SEK m.	149 562	134 403	124 407
Net debt, SEK m.	-386	-223	-2 514
Net asset value (shareholders' equity), SEK m.	149 176	134 180	121 893
Net asset value (shareholders' equity), SEK/share	195	175	159

Development during the period/quarter	*1/1-9/30 2006*	*1/1-9/30 2005*	*7/1-30/9 2006*	*7/1-9/30 2005*
Net income, SEK m.	17 909	31 561	8 920	10 271
Net income, SEK/share	23.34	41.12	11.64	13.39


Trend of net asset value
SEK bn
96 97 98 99 00 01 02 03 04 05
Net asset value including reinvested dividends
Net asset value

90 years of long-term industrial value creation



The vast majority of our investments continued to perform well and our net asset value increased by SEK 9 bn., or 6 percent, during the third quarter. This is a result of a strong underlying business cycle, but it is also due to hard work by each company. The industrial cycle continues to be strong, even if there are worrying signs appearing on the horizon. It now seems that interest rates, house prices and oil prices are starting to impact American consumers, who are showing indications of slower discretionary spending. In times like this, it is important that we maintain financial flexibility so we can take advantage of arising opportunities to strengthen our ownership in existing investments and look for new opportunities.

Throughout our history, Investor has focused on actively participating in building best-in-class companies with a long-term perspective. We work by establishing value creation plans for each holding covering operational improvements, growth, capital structure and structural changes. While there is always potential for improvements and additional efficiency gains, the focus today is increasingly directed towards organic and acquired growth, as well as structural and balance sheet issues. Innovation is an important driver for growth and a key lever to consistently achieve superior returns. This remains as true today as in the past.

Strategic developments within Core Investments

During the third quarter, we agreed to sell our shares in WM-data to LogicaCMG under certain conditions. After the collapse of the IT-bubble in the early 2000s, WM-data initially focused on operational restructuring, taking out substantial costs. Once it reached a sound operational basis, the focus was shifted to strengthening market positions by acquiring Novo Group in Finland and Atos Nordic in Sweden. These two acquisitions increased the size of WM-data by nearly 50 percent. Management has done a very good job by first bringing the company into operational shape and then integrating large acquisitions. To grow further, it is necessary for WM-data to establish an international footprint and sourcing capabilities in low-cost countries. This will be achieved through the combination with LogicaCMG, a solution that is good for the company and its shareholders. In early October, LogicaCMG declared the offer unconditional.

In September, MAN launched a public bid for Scania. Investor, with its focus on developing companies with a long-term industrial perspective to build value, rejected the offer. While there are industrial merits to a combination of the two companies, the initial bid did not at all reflect the long-term value and potential of Scania. We estimate potential synergies in a combination of Scania and MAN to be substantially higher than the EUR 500 m. per year indicated by MAN, even when taking execution risks into consideration. Scania is a strong company and well positioned to take advantage of anticipated high growth over the coming years in new markets. Scania communicated in its Q2 report the potential for cost savings and a plan to review its capital structure. Our assessment is that the earnings prospects for Scania are significantly higher than the current market consensus for future years. This has been reinforced by Scania's announcements on October 11. Investor's focus today, as before, is to evaluate all options in the best interest of Scania and all its shareholders.

During the quarter, Electrolux announced that it will review its capital and cost structures. These are actions that we fully support and promote to create additional value in our investments.

High level of activity in unlisted portfolio

Within our Operating Investments, we are working intensely with Gambro. One of the first steps in the new strategy is to create three fully independent companies out of the former business areas Gambro Healthcare, Gambro Renal Products and Gambro BCT. This will allow each unit to focus on its own business, leverage inherent growth prospects and profitability potential, and capitalize on opportunities for additional growth. Resolving the regulatory non-compliance issue in the U.S. is the biggest challenge in the near term and Gambro is allocating increasing resources to this matter.

Our original acquisition plan for Gambro includes accelerated investments in the business, restructuring costs and interest expenses that will initially contribute negatively to profits and, consequently, to Investor's net asset value. Our active work with the company over the past few months has reinforced our view that Gambro can generate a very attractive return for our shareholders.

3 Scandinavia has continued to gain traction in the market. We continue to feel comfortable about achieving EBITDA breakeven on a monthly basis in 2008 at the latest.

We continue to see good prospects for our Private Equity business, as exemplified by our commitment to invest EUR 450 m. in EQT V.

Strong public market important for Investor

During the last several years we have seen a global trend in which more and more companies are being taken private. In today's environment, creating value can often be facilitated in a private setting: the board and management can exclusively focus on the business and value creation without the additional administrative burden of disclosure rules and different corporate governance codes; attractive incentive systems for board and management can rapidly be implemented; and, the company can be managed with an optimal capital structure.

Investor remains fully committed to creating value in our listed Core Investments. With this background it is important for us to be engaged in working to improve the conditions for public companies and making sure that the public market is competitive. This is a desire we should share with many actors in the public market. For example, in order to halt the drain of management and board competence to private companies, it is essential to allow key people in public companies to receive competitive compensation packages rewarding strong performance. Another way to improve conditions in the public market is to facilitate the process for public companies to raise new capital quickly when needed. This would facilitate the implementation of more efficient capital structures in public companies.

90 years of building best-in-class companies

As of October 2006, Investor has been in business for 90 years. The company's basic business philosophy has remained constant for the past nine decades: to actively participate in developing businesses by being a leading shareholder that focuses on creating long-term value. This business approach has consistently proven to be successful and profitable for our shareholders.

Börje Ekholm

Development of the Group

In the first nine months of 2006, Investor's net asset value increased by SEK 15 bn. from SEK 134 bn. to SEK 149 bn. During the third quarter, the net asset value appreciated by SEK 9 bn., or by 6 percent. The net result for the nine-month period was SEK 18 bn. During the year, dividends totaling approximately SEK 3 bn. were paid to shareholders. The increase in net asset value, including reinvested dividends, was 13 percent during the reporting period. Net debt has increased marginally since the beginning of the year and amounted to SEK 386 m. on September 30.

Read more on investorab com under "Investor in Figures">>

Net asset value

On September 30, 2006, Investor's net asset value (equal to shareholders' equity) amounted to SEK 149,176 m. (134,180 m. at year-end 2005), corresponding to SEK 195 per share (175). The net asset value increased by SEK 14,996 m. during the reporting period (19,621). The increase in net asset value, including reinvested dividends, was 13 percent (34). In the third quarter, the net asset value rose by 6 percent (9).

Total assets by sector, 9/30 2006


Other 6%
Engineering 35%
Financial Services 17%
Technology 21%
Healthcare 21%

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	9/30 2006		12/31 2005	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Core Investments	165	126 642	150	115 419
Private Equity Investments	19	14 892	20	15 478
Operating Investments	9	6 622	4	2 757
Financial Investments	2	1 445	2	1 380
Other assets and liabilities	0	-39	-1	-631
Total assets	195	149 562	175	134 403
Net debt	0	-386	0	-223
Net asset value (shareholders' equity)	195	149 176	175	134 180

Investor's business area structure

Business area name	Type of company/operation	Type of ownership	Valuation principle
Core Investments	Large publicly listed investments with a long ownership horizon	Leading minority ownership	Stock price
Private Equity Investments	Growth capital and buyouts, primarily in unlisted companies Ownership horizon: ~3-7 years	Minority ownership in venture capital operations (IGC) and majority-owned in buyout activities (EQT)	Stock price, multiple or third-party valuation
Operating Investments	Medium-size to large companies with a medium-long ownership horizon, primarily unlisted holdings	Majority ownership or with significant influence	Share of shareholders' equity
Financial Investments	Financial/non-strategic holdings/operations with a shorter ownership horizon	Minority ownership	Stock price or third-party valuation

Trend of earnings

Consolidated net income in the first nine months of 2006 totaled SEK 17,909 m. (31,561), of which SEK 8,920 m. was in the third quarter (10,271). The result was due mainly to increases in the value of holdings in the Core Investments business area.

During the period, Core Investments impacted income by SEK 19,662 m. (28,292), Private Equity Investments by SEK -256 m. (4,432), Operating Investments by SEK -1,237 m. (-1,184) and Financial Investments by SEK 90 m. (169). The corresponding figures for the third quarter were SEK 9,415 m. (10,703), SEK -45 m. (-119), SEK -468 m. (-361) and SEK 24 m. (90), respectively.

Trend of earnings, Group



SEK m.
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
Q1-3 2005
Q1-3 2006
Q3 2005
Q3 2006

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	7/1-9/30 2006	1/1-9/30 2006	1/1-9/30 2005
Change in value	9 271	16 700	30 813
Dividends	224	3 106	2 390
Operating costs	-149	-411	-383
Other income items	-426	-1 486	-1 259
Net income	**8 920**	**17 909**	**31 561**
Dividends paid	0	-2 685	-1 726
Other	-178	-228	-28
Change in net asset value	**8 742**	**14 996**	**29 807**

See Segment Reporting, page 19, for a detailed presentation of each business area's development.

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON SEPTEMBER 30, 2006

SEK m.	Engineering	Healthcare	Technology	Financial Services	Other	Total
Core Investments	50 756	23 524	26 294	26 068		126 642
Private Equity Investments	1 886	4 128	3 758	2	5 118	14 892
Operating Investments		4 033	743		1 846	6 622
Financial Investments and Other					1 406	1 406
Total	52 642	31 685	30 795	26 070	8 370	149 562

Core Investments

The Core Investments business area had a positive impact of SEK 19,662 m. on the result for the first nine months of the year, of which SEK 9,415 m. was in the third quarter. All core investments, with the exception of Atlas Copco, had a positive impact on the net asset value in the third quarter. A public offer was made for WM-data that was accepted by Investor.

Read more on investorab.com under "Our Investments" >>

Operating results of companies in the Core Investments business area continued to be very strong after the second quarter. Outlooks given in conjunction with reports also indicated possibilities for a continuing healthy trend of earnings for the full year 2006.

In the third quarter, LogicaCMG (U.K.) made a public offer to acquire the total shares outstanding in WM-data for approximately SEK 11.9 bn. Eighty percent of the bid will be paid for in newly issued LogicaCMG shares and the remaining 20 percent will be paid in cash. Investor has accepted the offer. On October 10, LogicaCMG declared the offer unconditional. As of the next quarterly report, Investor's holding of shares in LogicaCMG, amounting to 66,752,225 shares at the close of the transaction (of which 41,720,141 shares may not be sold over the next 12-month period), will be reported in the Financial Investments business area. In addition to the shares, Investor will receive just under SEK 400 m. in cash from the transaction during October.

MAN (Germany) made a public bid to acquire the total shares outstanding in Scania. The offer was rejected by Investor.

Purchases and sales

In the third quarter, 500,000 A-shares in Electrolux were sold for SEK 51 m. and SEK 876,200 B-shares were purchased for SEK 90 m. After these transactions, Investor's holding in Electrolux amounts to 27.6 percent of the votes and 11.1 percent of the share capital.

In Scania, 182,200 B-shares were purchased for SEK 61 m.

Events occurring earlier in the year

Investor acquired 10,300,000 shares in Electrolux, both before and after the spin-off of Husqvarna, for SEK 1,821 m. In addition, 1,105,600 shares were purchased in Husqvarna for SEK 92 m.

In the second quarter, Indap AB (in which Investor owns 49% and EQT 51%), completed its public offer to acquire the total shares outstanding in Gambro at a price of SEK 113.70 per share. The holding in Gambro is now reported in the Operating Investments business area.

Dividends

Dividends from Core Investments totaled SEK 2,814 m. in the first nine months of 2006 (2,163), of which SEK 186 m. was received from AstraZeneca in the third quarter.

In the third quarter, OMX reported that it intends to pay out SEK 356 m. in extra dividends to shareholders on October 31. Investor's share will amount to SEK 39 m.

Earnings for the period

Core Investments had an effect of SEK 19,662 m. on income for the nine-month period (28,292), of which SEK 9,415 m. was in the third quarter (10,703). All core investments had a positive impact on income during the reporting period with the exception of Ericsson. SEB, AstraZeneca and Scania had the greatest effect with SEK 4,767 m., SEK 4,056 m. and SEK 3,999 m., respectively. Ericsson had the biggest negative impact with SEK -1,186 m.

Impact of Core Investments on income, 1/1-9/30 2006


SEB
AstraZeneca
ABB
Atlas Copco
SAAB
4 767
4 056
3 363
1 914
1 832
380
103
29
28
-1 186
Costs
SEK m.
0
1 000
4 000
*Refers to the period 1/1-6/9 2006
**Refers to the period 6/1 3-9/30 2006

TREND OF EARNINGS, CORE INVESTMENTS

SEK m.	7/1-9/30 2006	1/1-9/30 2006	1/1-9/30 2005
Change in value	9 276	16 975	26 249
Dividends	186	2 814	2 163
Operating costs	-47	-127	-120
Effect on income	**9 415**	**19 662**	**28 292**

Trend of earnings, Core Investments


SEK m
30 000
25 000
20 000
15 000
10 000
5 000
0
Q1-3 2005
Q1-3 2006
Q3 2005
Q3 2006

OVERVIEW OF CORE INVESTMENTS

	Number of shares[1] 9/30 2006	Ownership Capital[2] (%) 9/30 2006	Votes[2] (%) 9/30 2006	Share of total assets (%) 9/30 2006	Market value SEK/share 9/30 2006	Market value, SEK m. 9/30 2006	Net purchases (+)/sales(-) SEK m. 2006	Total return[3] 2006 (%)	Market value, SEK m. 12/31 2005
Engineering									
Atlas Copco	94 364 913	15.0	21.1	12	23	18 103		+11	16 672
ABB	166 330 142	7.6[4]	7.6[4]	11	21	16 009		+26	12 766
Scania	21 677 650	10.8	19.3	6	13	9 855	+61	+59	6 116
Electrolux	34 365 071	11.1	27.6	3	5	4 072	+1 860	+20	4 892[5]
Husqvarna	31 588 871	10.7	28.9	2	4	2 717	+92	+9	
				34	**66**	**50 756**			**40 446**
Technology									
Ericsson	810 393 516	5.0	19.4	14	27	20 543		-5	22 094
Saab AB	21 611 925	19.8	38.0	3	5	3 966		+11	3 674
WM-data	70 265 500	16.3	29.3	1	2	1 785		+2	1 778
				18	**34**	**26 294**			**27 546**
Healthcare									
AstraZeneca	51 587 810	3.3[6]	3.3[6]	16	31	23 524		+21	20 016
Gambro	-	-	-	-	-	-	-7 765	+43	5 940
				16	**31**	**23 524**			**25 956**
Financial Services									
SEB	123 027 895	17.9	18.5	16	32	24 236		+23	20 053
OMX	12 950 507	10.9	10.9	1	2	1 832		+34	1 418
				17	**34**	**26 068**			**21 471**
Total				**85**	**165**	**126 642**	**-5 752**		**115 419**

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share, with the exception of Atlas Copco. Figures for Husqvarna as of June 13, 2006. Figures for Gambro up to July 17, 2006, when the company was delisted.
4) Calculated in accordance with Swiss disclosure regulations.
5) Refers to Electrolux, including Outdoor Products which was listed on June 13, 2006 and renamed Husqvarna.
6) Calculated in accordance with British disclosure regulations.

Private Equity Investments

In the first nine months of the year, the Private Equity Investments business area had a total impact of SEK -256 m. on income, of which SEK -45 m. was in the third quarter. The result for Private Equity Investments was attributable mainly to currency effects. The business area's net asset value amounted to SEK 14.9 bn. on September 30.

Read more on investorab.com under "Our Investments >>

Purchases and sales

A total of SEK 3,418 m. was invested during the first nine months of 2006 (4,065), of which SEK 388 m. was in the third quarter (798). The majority of the investments for the period were made within EQT. Of the investments made during the first nine months of the year, SEK 2,722 m. comprised new investments (3,292) and SEK 696 m. consisted of follow-on investments (773).

Holdings were sold for SEK 3,833 m. during the first nine months (8,265), of which SEK 750 m. was in the third quarter (4,957).

Realized capital gains on divestments during the nine-month period, calculated on the basis of historical acquisition values, totaled SEK 1,203 m. (4,832), of which SEK -245 m. was in the third quarter (2,808).

PURCHASES AND SALES, PRIVATE EQUITY INVESTMENTS

	1/1 2006 – 9/30 2006	
SEK m.	Purchases	Sales
EQT	2 207	2 770
Investor Growth Capital	1 211	1 063
Total	3 418	3 833

Earnings for the period

The net result in the first nine months was SEK -256 m. (4,432), of which SEK -45 m. was in the third quarter (-119). The result can be explained primarily by the depreciation of the U.S. dollar against the Swedish krona, which impacted Investor Growth Capital negatively.

As reported earlier, the Private Equity portfolio is in a rebuilding phase after a number of years of major divestments. In the beginning of the ownership period for a holding, the adjustments in value are smaller. This explains the limited change in value during the reporting period.

Trend of earnings, Private Equity Investments


SEK m
5 000
4 000
3 000
2 000
1 000
0
Q1-3 2005
Q1-3 2006
Q3 2005
Q3 2006

TREND OF EARNINGS, PRIVATE EQUITY INVESTMENTS

SEK m.	7/1-9/30 2006	1/1-9/30 2006	1/1-9/30 2005
Change in value (incl. dividends)			
EQT	314	527	3 828
Investor Growth Capital	-316	-630	771
Operating costs	-43	-153	-167
Effect on income	-45	-256	4 432

During the period January 1, 1998 to September 30, 2006, the Private Equity Investments business area *had an impact* of SEK 8.7 bn. on income.

During this period the average annualized return on realized investments met the targeted return requirement of 20 percent.

Net asset value

PRIVATE EQUITY INVESTMENTS BY UNIT

	9/30 2006		12/31 2005	
	SEK/share	SEK m.	SEK/share	SEK m.
EQT	12	9 013	12	9 106
Investor Growth Capital	7	5 879	8	6 372
Total	19	14 892	20	15 478

Private Equity Investments by geography


Asia 8%
Northern Europe 68%
United States 24%

Private Equity Investments by development stage


%
100
80
60
40
20
Funds (9%)
Early (7%)
Expansion (17%)
Mature (67%)
2002
2003
2004
2005
Q3 2006

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

The third quarter is seasonally slow for the venture capital industry, which was also the case this year. Year-over-year U.S. data reflect the continued slowdown of IPOs of venture-backed companies. Despite these trends, the industry is expected to reach an activity level on par with last year. European VC fund raising also remained weak during the quarter.

Events occurring in the third quarter

New investments were made in Atrenta, Dataplace and Rosedale Medical.

Atrenta (United States) is a provider of electronic design automation (EDA) software tools for the semiconductor industry.

Dataplace (Japan) is a provider of corporate credit information with value-added services such as credit ratings, bankruptcy probability analysis and alarm systems via the Internet.

Rosedale Medical (United States) is developing an improved glucose monitoring system for diabetes.

Holdings were sold in CSMC, Invesmart and Unicru. Holdings in Stepstone and Kyphon were partially divested, among other companies.

Follow-on investments were made in Neuronetics, among other holdings.

Events occurring earlier in the year

New investments were made in Atlas Antibodies, Azaire Networks, Cambio, CDP Group, Eastpro, ePAC, Kai Pharmaceuticals, Neoventa and SciBase.

Follow-on investments were made in Aerocrine, Cameron Health, Digital Check, Greenway Medical, Navini Networks, NeuroNova and Solstice Neurosciences.

IP Infusion, Sandburst, Startupfactory and Umetrics were sold, as well as part of the holdings in Kyphon and Stepstone.

Sector exposure, Investor Growth Capital, 9/30 2006


Software 13%
Semiconductors 6%
Communications 5%
Internet services 4%
Other IT 7%
Medical devices 16%
Pharma/ Biotechnology 20%
Funds and other 29%

INVESTOR GROWTH CAPITAL – 10 LARGEST LISTED HOLDINGS[1]

	Sector	Owner -ship (%)	Share price perform-ance 2006 (%)	Market value[2] (SEK m.) 9/30 2006	Market value[2] (SEK m.) 12/31 2005
ISTA	H	11	-7	128	150
LifeCell	H	1	69	84	60
Biotage	H	10[4]	-17	77	92
Santarus	H	3	35	76	60
Kyphon	H	0	-9	49	153
Amkor	T	1	-8	49	56
Stepstone	T	2	4	17	41
Nilörn	O	13[4]	-16	13	16
United Pacific	T	13	-5	13	15
Dataplace	T	8	9[3]	11	-
Other, listed		-	-	13	14
Total, listed				530	657

1) Purchases and sales were made in certain holdings during the period.
2) The market value is affected by currency effects.
3) Share price performance since July 26, 2006.
4) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK).

EQT

Read more on the Web: www.eqt.se >>

The buyout market continued to be strong in Europe during the third quarter, with fund raising and business activity remaining on a very high level.

Events occurring in the third quarter

As of September 30, 2006, Investor has committed to invest EUR 450 m. in the new fund EQT V.

In the third quarter, unutilized cash was repaid that was drawn down in connection with investments made earlier during the year. This repayment of capital was the primary reason behind the decline of EQT's net asset value in the third quarter.

No new investments or divestments were made in the third quarter by EQT.

Events occurring earlier in the year

EQT IV acquired Gambro together with Investor.

EQT IV signed an agreement to acquire Kabel BW (Germany) and finalized the acquisitions of SSP and MTU.

The divestment of Memorex was completed within EQT's Asian operations (previously reported as Investor Capital Partners).

EQT II sold part of its holding in Salcomp in connection with the company's listing. EQT II's divestments of Tradex and Findus were finalized.

The cash proceeds were received from EQT III's sale of ComHem.

INVESTOR'S PRIVATE EQUITY INVESTMENTS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core investments and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments: buyouts and venture capital. Buyout activities are conducted through EQT's funds, which are partly owned by Investor. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. EQT, partly owned by Investor, has nine funds focused on companies in Northern Europe and Greater China. Investor Growth Capital is active in the United States, Northern Europe and Asia.

Investments in private equity, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Operating investments

In the first nine months of 2006, the Operating Investments business area had an impact of SEK -1,237 m. on Investor's net asset value. Figures for Gambro are being reported with one month's delay and for 3 Scandinavia, as before, with one quarter's delay. Gambro is developing well and 3 Scandinavia is continuing to increase its subscriber base and average revenue per user.

Read more on investorab.com under "Our Investments >>

Earnings for the period

Operating Investments had an effect of SEK -1,237 m. on income in the first nine months (-1,184), of which SEK -200 m. was attributable to Indap/Gambro. Indap/Gambro's negative impact was due to increased investments that the company is now making in combination with interest expenses and seasonally weak summer months. Figures for Indap/Gambro are reported with one month's delay and for 3 Scandinavia with one quarter's delay.

Net asset value

OPERATING INVESTMENTS

	Ownership	9/30 2006 SEK/ share	9/30 2006 SEK m.	12/31 2005 SEK/ share	12/31 2005 SEK m.
Indap/Gambro	49%[1]	5	4 033[2]	-	-
The Grand Group	100%	2	1 482	2	1 505
3 Scandinavia	40%	1	743[3]	1	843
Land and real estate	100%	1	311	1	310
Other[4]	-	-	53	0	99
Total	-	9	6 622	4	2 757

1) In addition, Investor indirectly owns about 9 percent of Indap/Gambro through its ownership in EQT IV.
2) Refers to Investor's share of Indap/Gambro's shareholders' equity on 8/31/2006. Due to the ongoing allocation of the purchase price in the Indap/Gambro Group, reported values are preliminary and will be adjusted. The amount includes accumulated acquisition costs and income and equity items for the period.
3) Refers to Investor's share of 3's equity on 6/30 2006 after adjustments in the Investor Group and Investor's shareholders' loans to 3 totaling SEK 433 m.
4) Refers to Novare and the advisory companies in Private Equity.

Indap/Gambro

Read more on the Web: www.gambro.com >>

The holding company Indap AB (which indirectly owns Gambro AB) is jointly owned indirectly by Investor (49%) and EQT (51%). Indap is primarily debt-financed.

Gambro's underlying operations developed according to plan in the third quarter. Growth of the company's sales and underlying margins are on a high level. The exception is the U.S. market where there is currently a temporary import alert for monitors which has affected, as expected, sales and earnings negatively.

Indap/Gambro's negative effect on the net asset value for Operating Investments in the third quarter was due to a combination of seasonally weak summer months, increased initiatives to address the temporary import alert in the U.S. and interest expenses related to the acquisition. This development is in line with expectations and is a result of ongoing investments to create value in the company long-term.

As part of the efforts to improve the conditions for strong development of Gambro's various areas of operation, three independent companies are being created out of Gambro's business areas. This will allow a clearer focus and lead to higher transparency in each area.

In the Gambro Renal Products business area, an amended and restated supply agreement was reached with DaVita which effectively revokes the termination notice given by DaVita earlier this year.

Work has been intensified to address the import alert for monitors. Although progress has been made, it remains unclear when the alert can be lifted.

In Gambro BCT, activities are proceeding on schedule to prepare for the launch of the new Atreus and Mirasol products.

Gambro Healthcare's business is also developing according to plan.

3 Scandinavia

Read more on the Web: www.tre.se >>

On September 30, 2006, 3 Scandinavia had 614,000 subscribers in Sweden and Denmark, a net increase of 153,000 since the beginning of the year.

Average revenue per user (ARPU) has continued to increase since the beginning of the year and was SEK 392 on September 30. The percentage of non-voice ARPU has continued to increase and is now 21 percent.

KEY FIGURES, 3 SCANDINAVIA

	9/30 2006	6/30 2006	12/31 2005
Subscribers	614 000	561 000	461 000
ARPU (SEK)[1]	392	390	383
Non-voice ARPU (%)	21	18	16
Postpaid/prepaid ratio	84/16	83/17	78/22

1) Average monthly revenue per user, based on the average over the past 12 months.

On August 1, 2006, Peder Ramel became head of 3 Scandinavia's operations in Sweden. The company has been actively launching an offer for the enterprise segment since the end of September.

In the third quarter, 3 announced that it plans to launch a mobile broadband service (HSDPA) before the end of 2006. With this initiative, 3 will be one of the first operators in the world to offer mobile broadband at this transmission speed.

In the first nine months of 2006, Investor provided SEK 971 m. in financing to 3, of which SEK 204 m. was in the third quarter. As of September 30, 2006, Investor has financed 3 for a total of SEK 3,937 m.

EFFECT ON VALUE

9/30 2006	SEK m.
Total investment	3 937[1]
Effect on value up to 2005	-2 123
Effect on value in 2006	-1 071[2]
Closing value of 3	**743**

1) Of which SEK 433 m. refers to shareholders' loans.
2) Consists of the effect on income, SEK -1,030 m., and equity items, SEK -41 m.

The Grand Group

Read more on the Web: www.grandhotel.se >>

Sales continued to increase and there is large interest and demand for the new rooms and facilities of the Grand Hôtel.

The Grand was rated very high in a quality survey recently conducted by the Leading Hotels of the World organization, confirming the hotel's unique position as the leading five-star hotel facility in the Nordic region.

The operating result of The Grand Group was SEK 28 m. in the first nine months (11), of which SEK 19 m. was in the third quarter (18).

Novare Human Capital

Read more on the Web: www.novare.se >>

Novare continued to be successful with its management program and its Business Driven Action Learning method offered by Novare Act.

Investor's share of the operating result for Novare was SEK -2 m. for the nine-month period (0). The company's operating results for the first nine months of 2006 are according to plan.

COMPANIES IN THE OPERATING INVESTMENTS BUSINESS AREA

In the Operating Investments business area, Investor usually has a controlling interest or large ownership stake and significant influence in the underlying investment. Consequently, Investor applies the equity method of accounting for holdings that are classified as associated companies. Holdings classified as subsidiaries are fully consolidated. Below is a table of selective key figures, before adjustments in the Investor Group, for the companies included in the Operating Investments business area. The reporting of Gambro's figures is with one month's delay and 3 Scandinavia's figures with one quarter's delay.

KEY FIGURES FOR OPERATING INVESTMENTS (COMPANIES' ENTIRE OPERATIONS), 1/1-9/30 2006

SEK m.	Net sales	Operating result[4]	Total assets
Gambro (not Indap)[1]	11 735	696	26 866
3 Scandinavia[2]	1 820	-2 208	13 832
The Grand Group	230	28	1 310
Novare Human Capital	24	-3	41
Other[3]	301	45	1 642

1) Refers to the nine-month period 12/1 2005-8/31 2006
2) Refers to the nine-month period 10/1 2005-6/30 2006.
3) Refers to the advisory companies in Private Equity and real estate operations.
4) Defined as income before financial items and tax.

Financial Investments

The Financial Investments business area mainly comprises Investor's active portfolio management activities and the investment in the Rational Asset Management hedge fund (RAM). The business area had an effect of SEK 90 m. on income in the first nine months of 2006. The positive result was attributable mainly to Investor's active portfolio management activities.

Read more on investorab.com under "About Investor" >>

Earnings for the period

Financial Investments had an effect of SEK 90 m. on income in the first nine months of the year (169).

Net asset value

FINANCIAL INVESTMENTS

	9/30 2006		12/31 2005	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Active portfolio management	1	705	1	644
Fund investments	1	721	1	681
Other	0	19	0	55
Total	2	1 445	2	1 380

Active portfolio management

Investor's active portfolio management activities generated net operating income of SEK 76 m. for the nine-month period (83).

On September 30, 2006, active portfolio management activities had a long net position amounting to SEK 705 m.

Fund investments

The hedge fund Rational Asset Management (RAM) developed positively during the third quarter. The fund noted a total increase of 6 percent for the nine-month period.

Consolidated net debt

Consolidated net debt was SEK 386 m. on September 30, 2006, as against SEK 223 m. at year-end 2005.

Net financial items for the reporting period totaled SEK -141 m. (-127). Net financial items include interest income of SEK 311 m. (374) and interest expenses totaling SEK -792 m. (-771). Interest expenses include a one-time effect of SEK -170 m. related to repurchases of public bonds. The remaining portion consists mainly of revaluations of loans, swaps and hedges for employee stock option and share programs.

Investor's net debt, as a percentage of total assets, was 0.3 percent on September 30, 2006, as against 0.2 percent at year-end 2005.

Consolidated net debt


SEK bn
%
20
15
10
5
0
15
12
9
6
3
0
2004
2005
Q3 2006

Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Cash, bank balances and short-term investments amounted to SEK 18,223 m. on September 30, 2006, as against SEK 23,111 m. at year-end 2005. The Group's loans totaled SEK 18,876 m. on September 30, 2006, as against SEK 24,553 m. on December 31, 2005.

Investor restructured its debt portfolio during the first half of 2006. Selected loans totaling EUR 500 m. were repaid in advance of their maturity dates in 2008 and 2010. Investor also issued a new ten-year bond in a corresponding amount. The purpose of the transaction was to extend the maturity profile of the debt portfolio on advantageous market terms.

No outstanding loans are due during the remainder of 2006. During 2007-2009, outstanding loans in the nominal amount of SEK 2,297 m. will be due.

Consolidated costs

Consolidated costs totaled SEK 382 m. in the first nine months (342). Of the Group's reported costs, SEK 153 m. (167) was attributable to Private Equity Investments, which has a business model that involves a higher share of administrative costs than Investor's other business areas. The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 29 m. for the reporting period (41).

Share capital

Investor's share capital amounted to SEK 4,795 m. on September 30, 2006 (SEK 4,795 m. on December 31, 2005).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Repurchase of own shares

In accordance with a decision made by the 2006 Annual General Meeting, 700,000 B-shares were repurchased for SEK 89 m. in the second quarter to hedge Investor's long-term incentive program. The buyback does not affect Investor's share capital but will have a positive impact on earnings per share and equity per share.

Investor shares

Read more on investorab.com under "Share Information" >>

The total return (sum of share price changes and reinvested dividends) was 12 percent in the first nine months (46), of which 16 percent was in the third quarter (14). The total return on Investor shares was 30 percent in the past 12-month period (59).

The average annualized total return on Investor shares has been 13 percent over the past ten-year period. The corresponding figure for the past 20-year period is 15 percent.

Average total return


%
30
20
10
0
Q1-3
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 152.50 on September 30, 2006, as against SEK 139 on December 31, 2005.

Other

Accounting policies

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. The accounting policies that have been applied are in agreement with the accounting policies that were used in the preparation of the company's latest annual report.

The following is a brief description of the accounting policies that are of central importance to the preparation of Investor's financial reports.

Accounting and valuation of holdings

Subsidiaries

Companies that are defined as subsidiaries are consolidated in accordance with IAS 27 and IFRS 3.

Associated companies

Investor's main rule is that associated companies are reported as financial instruments in accordance with IAS 39 and IAS 28, paragraph 1. In the Operating Investments business area, Investor normally has a controlling interest or large ownership stake in the underlying investment and is involved in the companies' business activities to a larger extent than in holdings in other business areas. As a consequence of this, the equity method is applied to investments in associated companies in the Operating Investments business area in accordance with IAS 28.

Holdings reported within several business areas

In cases when a holding is reported in several business areas, and the measurement and accounting principles differ, the valuation method applied to the relatively largest share of the holding is also used in the other business areas.

Other holdings

All other holdings are reported and valued as financial instruments in accordance with IAS 39. See also below.

Financial instruments

Equity-related investments

In accordance with IAS 39, equity-related investments are reported at fair value through profit and loss. Equity-related investments are valued as follows:

Listed holdings

Listed holdings are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Fund holdings

Holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at the amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with IAS 16, Investor AB's real estate properties are reported at fair value.

For property, plant and equipment, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis in accordance with URA 46 and are thus distributed in the same way as the cost for employee stock option and share programs.

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or deferred tax receivable, is recognized for temporary differences.

Deferred tax receivables resulting from temporary differences, or due to loss carry-forwards, are recognized only to the extent to which it is probable that it can be realized against taxable profits within the near future.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the value at the close of the period and the acquisition cost.

Changes to comparative figures

As a consequence of the change in accounting method for 3 Scandinavia (transition to equity method), presented for the first time in the Year-end Report for 2005, and a number of minor modifications to the regulations and application of IFRS, a number of comparative figures have been changed in the income statement and balance sheet in relation to those reported in the Interim Report for January-September 2005.

Financial calendar 2007

January 18	Year-End Report for 2006
March 27	Annual General Meeting in Stockholm
April 17	Interim Report, January-March
July 11	Interim Report, January-June
October 11	Interim Report, January- September

Stockholm, October 12, 2006

Börje Ekholm
President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 73 524 2141
  lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications:
  +46 8 614 2031, +46 73 524 2031
  fredrik.lindgren@investorab.com
- Oscar Stege Unger, Investor Relations Manager:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com

- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com
- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters
  W:ISBF in Datastream

Review Report

Introduction

We have reviewed Investor AB's interim report for the period January 1, 2006 – September 30, 2006. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, "Review of Interim Financial Information Performed by the Independent Auditors of the Entity", issued by FAR. A review consists of making inquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices in Sweden. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed on the basis of an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not, in all material respects, prepared in accordance with IAS 34 and the Annual Accounts Act.

Stockholm, October 12, 2006

KPMG Bohlins AB Ernst & Young AB

Carl Lindgren
Authorized Public Accountant

Jan Birgerson
Authorized Public Accountant

Consolidated Income Statement

SEK m.	2006 1/1-9/30	2005 1/1-9/30	2006 7/1-9/30	2005 7/1-9/30
Investing activities				
Dividends	3 106	2 390	224	231
Changes in value	16 700	30 813	9 271	10 545
Operating costs	-310	-310	-101	-102
Net profit/loss - Investing activities	**19 496**	**32 893**	**9 394**	**10 674**
Operating investments				
Net sales	504	494	177	138
Cost of services sold	-486	-519	-162	-152
Operating costs	-23	-5	-7	-2
Share of income of associated companies	-1 232	-1 154	-476	-346
Net profit/loss - Operating investments	**-1 237**	**-1 184**	**-468**	**-362**
Groupwide operating costs	-49	-27	-18	-11
Cost of long-term incentive programs	-29	-41	-23	-26
Operating profit/loss	**18 181**	**31 641**	**8 885**	**10 275**
Net financial items	-141	-127	110	26
Profit/loss before tax	**18 040**	**31 514**	**8 995**	**10 301**
Taxes	-131	47	-75	-30
Profit/loss for the period	**17 909**	**31 561**	**8 920**	**10 271**

Attributable to:				
Equity holders of the Parent	17 897	31 544	8 924	10 270
Minority interest	12	17	-4	1
Profit/loss for the period	**17 909**	**31 561**	**8 920**	**10 271**
Basic earnings per share, SEK	**23.34**	**41.12**	**11.64**	**13.39**
Diluted earnings per share, SEK	**23.28**	**41.03**	**11.61**	**13.35**

Consolidated Balance Sheet

SEK m.	2006 9/30	2005 12/31
Assets		
Tangible fixed assets	2 500	2 422
Shares and participations	143 220	133 058
Participations in associates	4 348	698
Receivables included in net debt	471	1 440
Other receivables	2 114	1 639
Cash, bank and short-term investments	18 223	23 111
Total assets	170 876	162 368
Shareholders' equity and liabilities		
Shareholders' equity	149 176	134 180
Pensions and similar commitments	204	221
Loans	18 876	24 553
Other liabilities	2 620	3 414
Total shareholders' equity and liabilities	170 876	162 368

NET DEBT

SEK m.	2006 9/30	2005 12/31
Cash, bank and short-term investments	18 223	23 111
Receivables included in net debt	471	1 440
Loans	-18 876	-24 553
Pensions and similar commitments	-204	-221
Total net debt	-386	-223

CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2006 1/1-9/30	2005 1/1-12/31	2005 1/1-9/30
Opening balance as per balance sheet	134 180	92 086	92 086
Translation reserve, change for the period	-82	76	42
Hedging reserve, change for the period	28	-73	-49
Dividends to own shareholders	-2 685	-1 726	-1 726
Dividends to minority	-9	-9	-9
Effect of incentive programs including repurchase of own shares	-165	-32	-12
Net income for the period	17 909	43 858	31 561
Closing balance	**149 176**	**134 180**	**121 893**
Attributable to:			
Equity holders of the Parent	149 022	134 060	121 772
Minority interest	154	120	121
Total shareholders' equity	**149 176**	**134 180**	**121 893**

Consolidated Statement of Cash Flows

SEK m.	2006 1/1-9/30	2005 1/1-9/30
Operating activities		
Core Investments		
Dividends received	2 814	2 163
Private Equity Investments		
Dividends received	249	196
Operating Investments		
Cash receipts	333	511
Cash payments	-704	-697
Financial Investments and operating costs		
Dividends received	37	37
Cash receipts	19 599	15 704
Cash payments	-20 201	-16 499
Cash flows from operating activities before net interest and income taxes	2 127	1 415
Interest received/paid	-433	-754
Income taxes paid	-202	-104
Cash flows from operating activities	1 492	557
Investing activities		
Core Investments		
Acquisitions	-2 065	-1 460
Divestments	7 817	8 858
Private Equity Investments		
Acquisitions, etc.	-3 419	-4 391
Divestments	3 834	8 239
Operating Investments		
Acquisitions	-4 246	-
Increase in long-term receivables	-960	-1 200
Decrease in long-term receivables	-	4 200
Financial Investments		
Acquisitions, etc.	-39	-18
Divestments	8	304
Net changes, short-term investments	10 683	-7 780
Acquisitions of property, plant and equipment	-150	-225
Disposals of property, plant and equipment	-	403
Cash flows from investing activities	11 463	6 930
Financing activities		
Loans raised	4 673	-
Reduction of loans	-9 154	-3 204
Repurchase of own shares	-89	-
Dividend to shareholders	-2 685	-1 726
Cash flows from financing activities	-7 255	-4 930
Cash flows for the period	5 700	2 557
Cash and cash equivalents at beginning of the year	4 220	4 414
Exchange difference in cash	-12	24
Cash and cash equivalents at end of the period	9 908	6 995

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-9/30 2006

SEK m.	Core Investments	Private Equity Investments	Operating Investments	Financial Investments	Investor groupwide	Total
Dividends	2 814	260		32		3 106
Changes in value	16 975	-363		88 [1]		16 700
Other revenues and expenses			18 [2]			18
Operating costs	-127	-153	-23	-30	-49	-382
Cost of long-term incentive programs					-29	-29
Shares of income of associated companies			-1 232			-1 232
Operating profit/loss	**19 662**	**-256**	**-1 237**	**90**	**-78**	**18 181**
Net financial items					-141	-141
Tax					-131	-131
Net profit/loss for the period	**19 662**	**-256**	**-1 237**	**90**	**-350**	**17 909**
Other					-228	-228
Dividends paid					-2 685	-2 685
Effect on net asset value	**19 662**	**-256**	**-1 237**	**90**	**-3 263**	**14 996**
Net asset value by business area 9/30 2006						
Carrying amount	126 642	14 892	6 622	1 445	-39	149 562
Net debt					-386	-386
Total net asset value	**126 642**	**14 892**	**6 622**	**1 445**	**-425**	**149 176**

PERFORMANCE BY BUSINESS AREA 1/1-9/30 2005

SEK m.	Core Investments	Private Equity Investments	Operating Investments	Financial Investments	Investor groupwide	Total
Dividends	2 163	165		62		2 390
Changes in value	26 249	4 434		130 [1]		30 813
Other revenues and expenses			-25 [2]			-25
Operating costs	-120	-167	-5	-23	-27	-342
Cost of long-term incentive programs					-41	-41
Shares of income of associated companies			-1 154			-1 154
Operating profit/loss	**28 292**	**4 432**	**-1 184**	**169**	**-68**	**31 641**
Net financial items					-127	-127
Tax					47	47
Net profit/loss for the period	**28 292**	**4 432**	**-1 184**	**169**	**-148**	**31 561**
Other					-28	-28
Dividends paid					-1 726	-1 726
Effect on net asset value	**28 292**	**4 432**	**-1 184**	**169**	**-1 902**	**29 807**
Net asset value by business area 9/30 2005						
Carrying amount	106 259	14 263	2 598	1 627	-340	124 407
Net debt					-2 514	-2 514
Total net asset value	**106 259**	**14 263**	**2 598**	**1 627**	**-2 854**	**121 893**

[1] Changes in value include sales referring to active portfolio management amounting to SEK 20 832 m. (15 824).

[2] Other revenues and expenses include net sales in the amount of SEK 504 m. (494) which refer primarily to The Grand Group and EQT Partners.

Investor

Press Release

Stockholm, October 11, 2006

Investor comments on Scania and its prospects

Due to persistent rumours claiming that MAN is buying shares in Scania, we have decided to state our view of Scania and its prospects that we originally intended to communicate in our Interim Report tomorrow morning, October 12.

In September, MAN launched a public bid for Scania. Investor, with its focus on building companies with a long-term industrial perspective, rejected the offer. While there are industrial merits to a combination of the two companies, the initial bid did not at all reflect the long-term value and potential of Scania. We estimate potential synergies in a combination of Scania and MAN to be substantially higher than the EUR 500 m. per year indicated by MAN, even when taking execution risks into consideration.

Scania is a strong company and well positioned to take advantage of anticipated high growth over the coming years in new markets.
Scania communicated in its Q2 report the potential for cost savings and a plan to review its capital structure. Our assessment is that the earnings prospects for Scania are significantly higher than the current market consensus for future years. This has been reinforced by Scania's announcements today.

Investor's focus today, as before, is to evaluate all options in the best interest of Scania and all its shareholders.

For further information:
Fredrik Lindgren, Vice President, Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.